Cyclo Therapeutics, Inc.

6714 NW 16th Street, Suite B

Gainesville, FL 32653

December 4, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Division of Corporation Finance, Office of Life Sciences

Attn: Chris Edwards

Re:	Cyclo Therapeutics, Inc.
Registration Statement on Form S-1
Filed September 29, 2020, as amended
File No. 333-249136

Dear Mr. Edwards:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cyclo Therapeutics, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Monday, December 7, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ N. Scott Fine
N. Scott Fine
Chief Executive Officer

cc:	Fox Rothschild LLP

Ellenoff Grossman & Schole LLP